
02040427

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 27 2002

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________________

Commission file number 0-15661

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
1500 West Shure Drive
Arlington Heights, Illinois 60004


PROCESSED
JUL 09 2002
THOMSON
FINANCIAL



AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Table of Contents



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Trustees of the
AMCOL International Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of AMCOL International Corporation Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 29, 2002
Chicago, Illinois



AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value:		
Minimal Risk Funds	$ 19,558,879	17,194,014
Balanced Funds	2,690,702	2,325,386
Growth Funds	7,402,387	10,366,353
Index Funds	3,210,362	3,660,308
AMCOL International Corporation Stock Fund	12,156,863	8,831,102
Self-directed brokerage window	244,748	—
Loans to participants	1,364,123	1,466,680
Net assets available for benefits	$ 46,628,064	43,843,843

See accompanying notes to financial statements.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Contributions:		
Participants' contributions	$ 2,452,589	2,627,274
Employer contributions	1,222,672	1,348,641
Total contributions	3,675,261	3,975,915
Investment income:		
Dividends income	647,980	18,858,680
Interest income on participant loans	128,704	129,348
Net appreciation (depreciation) in fair value of investments	1,288,420	(16,044,584)
Total investment income	2,065,104	2,943,444
Total additions	5,740,365	6,919,359
Deductions from net assets attributed to:		
Benefit payments	2,950,824	11,493,224
Management fees	5,320	7,611
Increase (decrease) in net assets available for benefits	2,784,221	(4,581,476)
Net assets available for benefits, beginning of year	43,843,843	48,425,319
Net assets available for benefits, end of year	$ 46,628,064	43,843,843

See accompanying notes to financial statements.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of Plan

The following description of the AMCOL International Corporation (the Corporation) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory salary reduction plan covering all full-time employees of the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan's investment assets are held in the AMCOL International Corporation Employees' Savings Trust (the Trust), which forms part of the Plan. The terms of the Trust are set forth in the agreement between the Corporation and the custodian. Merrill Lynch Trust Company serves the roles of record-keeper and custodian.

Contributions

Through payroll deduction, participants can make contributions to the Plan of up to 21% of their compensation up to $10,500. The Corporation contributes an amount equal to the lower of the participant's basic contribution or 4% of compensation.

The participant contributions and the Corporation's matching contribution may be allocated to the following 26 funds as the participant directs: Merrill Lynch Retirement Preservation Trust, Merrill Lynch U.S. Government Mortgage, John Hancock Bond, Mercury Total Return Bond, Oppenheimer Quest Balanced Value, Phoenix-Engemann Balanced Return, Dreyfus Premier Balanced, GoalManager Allocation Model-Conservative, GoalManager Allocation Model-Moderate, GoalManager Allocation Model-Aggressive, Merrill Lynch S&P 500 Index Fund, AIM Blue Chip Fund, Alliance Premier Growth, MFS Mass. Investors Growth, MFS Value, Van Kampen Emerging Growth, Alger MidCap Growth Retirement, Merrill Lynch Small Cap (Russell 2000) Index Fund, Lord Abbett Developing Growth, GAMerica Capital, Oppenheimer Enterprise, Pilgrim International Value, Dreyfus Premier Worldwide Growth, Pilgrim Worldwide Growth, AMCOL International Corporation Common Stock, and the self-directed brokerage window option.

Vesting and Benefits

Participant account balances are fully vested at all times. Upon termination of a participant's employment, the value of the participant's account is measured as follows:

(a) Total amount of the participant's contributions made under the Plan.

(b) Corporation contributions allocated to the participant as of the date of the last plan audit prior to termination.

(c) Investment income allocated to the participant's account as of the last day of the month prior to termination.

Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Plan Termination

Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan. In the event the Plan terminates, the net assets of the Plan will be distributed among the participants in the Plan as of the date of termination based upon each participant's account balance.

(2) Summary of Significant Accounting Policies

Investments

Investments are stated at fair market value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Loans

Loans to participants are stated at the outstanding principal amount due which approximates fair market value.

Expenses

Recordkeeping expenses of the Plan are paid by the Corporation. Management fees are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid. On termination of service due to death, disability or retirement, a participant may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $5,000, the plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will be paid his or her benefit in a single payment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

New Accounting Standard

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Investments and Hedging Activities,* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The plan adopted this statement effective January 1, 2001. Management has determined that the impact of the adoption of SFAS No. 133 upon the Plan's financial statements is immaterial.

(3) Participant Loans

Participants may, in order to meet extraordinary expenses as defined by the Plan, borrow funds from the Plan. A participant's balance may not exceed the lesser of (i) $50,000 or (ii) 50% of the participant's account balance (less the value of the AMCOL International Corporation common stock contributed to the participant's account by the Corporation). The participants generally must repay their loans within 5 years of the date the loan is made. The interest rate charged on loans to participants is the then-prevailing prime rate plus 1%.

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 12, 1994, indicating that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and as such, the related Trust is exempt from Federal income taxes under Section 501(a) of the Code.

(5) Investments

Investments held by the Plan at December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Cost	Fair value	Cost	Fair value
AMCOL International Corporation – common stock	$ 5,685,274	12,156,863	13,479,084	8,831,102
Mutual funds and bank administered – trust funds	37,085,617	33,107,078	35,347,998	33,546,061
	$ 42,770,891	45,263,941	48,827,082	42,377,163

Investments at fair value that represent 5% or more of the Plan's assets at December 31, 2001 are separately identified as follows:

AMCOL International Corporation Common Stock	$	12,156,863
Van Kampen Emerging Growth Fund		3,567,186
Merrill Lynch S&P 500 Index Fund		2,948,884
Oppenheimer Quest Balanced		2,573,695
Merrill Lynch Retirement Preservation Trust Fund		18,305,964

Investments at fair value that represent 5% or more of the Plan's assets at December 31, 2000 are separately identified as follows:

AMCOL International Corporation Common Stock	$	8,831,102
Van Kampen Emerging Growth Fund		5,743,357
Merrill Lynch S&P 500 Index Fund		3,405,772
Oppenheimer Quest Balanced		2,207,148
Merrill Lynch Retirement Preservation Trust Fund		16,317,418

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2001

Mutual funds	Shares		Cost	Fair value
Merrill Lynch Retirement Preservation Trust Fund	18,174,964	$	18,308,964	18,305,964
Merrill Lynch U.S. Government Mortgage Fund	81,066		775,672	804,179
John Hancock Bond Fund	12,089		175,985	178,262
Mercury Total Return Bond Fund	21,214		269,156	270,474
Oppenheimer Quest Balanced Fund	160,755		2,670,833	2,573,695
Phoenix-Engemann Balanced	2,280		77,456	62,153
Dreyfus Premier Balanced	4,220		62,535	54,855
AIM Blue Chip Fund	82,612		1,317,366	1,003,738
Alliance Premier Growth Fund	15,007		464,987	317,126
MFS Mass. Investors Growth Fund	18,935		367,564	244,077
MFS Value Fund	6,390		126,485	124,088
Van Kampen Emerging Growth Fund	84,291		5,757,923	3,567,186
Alger MidCap Growth Retirement Fund	54,028		816,802	803,398
Lord Abbett Developing Growth Fund	1,515		26,207	22,886
GAMerica Capital Fund	5,483		121,073	120,232
Oppenheimer Enterprise Fund	15,333		465,183	213,591
Pilgrim International Value Fund	55,126		831,469	708,914
Dreyfus Premier Worldwide Growth Fund	2,523		88,901	76,865
Pilgrim Worldwide Growth Fund	11,979		319,961	200,285
Merrill Lynch S&P 500 Index Fund	209,438		3,524,702	2,948,884
Merrill Lynch Small Cap (Russell 2000) Index Fund	24,832		274,643	261,478
Self-Directed Brokerage Window Option	244,748		244,748	244,748
	19,288,828		37,088,615	33,107,078
AMCOL Corporation common stock*	1,688,453		5,685,274	12,156,863
Participant loans at prime plus 1%	—		1,364,123	1,364,123
Total	20,977,281	$	44,138,012	46,628,064

* - Asterik denotes an investment in an entity which is a "party in interest", as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation
Savings Plan

Date: June 26, 2002



Amiel Naiman
Plan Administrator

574771_1

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.
23	Consent of Independent Public Accountants	14

574771_1



Consent of Independent Auditors'

The Board of Directors
AMCOL International Corporation:

We consent to incorporation by reference in the Registration Statement No. 33-55540 on Form S-8 of AMCOL International Corporation of our report dated May 29, 2002, relating to the statements of net assets available for benefits of the AMCOL International Corporation Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in this December 31, 2001 Annual Report on Form 11-K of AMCOL International Corporation Savings Plan.

KPMG LLP

Chicago, Illinois
June 24, 2002



LORD BISSELL & BROOK
ATTORNEYS AT LAW

115 S. LASALLE STREET | CHICAGO, ILLINOIS 60603-3901
312.443.0700 | 312.443.0336 FAX | WWW.LORDBISSELL.COM

RECEIPT COPY

June 26, 2002

Lisa Sawyer Cadet

312.443.0232
Fax: 312.896.6232
lcadet@lordbissell.com


SEC MAIL PROCESSING
RECEIVED
JUN 27 2002

BY FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AMCOL International Savings Plan - Form 11-K

Dear Sir or Madam:

On behalf of AMCOL International Corporation (the "Company"), we have enclosed four copies of the Company's Annual Report on Form 11-K, one of which is manually signed, for the fiscal year ended December 31, 2001 relating to the Company's Savings Plan.

Kindly date stamp the enclosed receipt copy of this letter and return it to my attention in the enclosed self-addressed stamped envelope. Should you have any questions regarding this filing please do not hesitate to contact me.

Very truly yours,



LORD, BISSELL & BROOK

Lisa Sawyer Cadet

Enclosures

cc: New York Stock Exchange